GUARANTY

GUARANTY dated as of May 1, 2026 made by Susan Y. Kim having a legal residence in Pennsylvania, and Susan Y. Kim, as Trustee of the Susan Y. Kim Trust of December 31, 1987, as amended and restated, a trust governed by the laws of Pennsylvania (individually, or if more than one, collectively, the "Guarantor"), in favor of JPMorgan Chase Bank, N.A., and/or any of its subsidiaries or affiliates (individually or collectively, as the context may require, the "Bank").

PRELIMINARY STATEMENTS: The Bank has entered, or may from time to time enter, into agreements or arrangements with Kim Capital Partners - KCP, LLC, a limited liability company organized under the laws of Delaware (the "Borrower"), providing for credit extensions or financial accommodation to the Borrower of any kind whatsoever including, without limitation, the making of loans, advances or overdrafts, whether or not secured, extension of margin loans, discount or purchase of notes, securities or other instruments or property, creation of acceptances, issuance or confirmation of letters of credit, guaranties or indemnities, entering into foreign exchange or precious metals contracts or interest rate or currency swap or protection agreements, entering into any other derivative transactions under any ISDA Master Agreement or similar agreements between the Bank and the Borrower, or any other kind of agreement under which the Borrower may be indebted to the Bank in any manner (all of the foregoing agreements or arrangements being the "Facilities" and any writing or record evidencing, supporting, securing, or delivered in connection with a Facility, including but not limited to this Guaranty, and including as may subsequently be renewed, extended, amended, modified, substituted and/or replaced, being a "Facility Document").

THEREFORE, in order to induce the Bank to extend credit or give financial accommodation under the Facilities, the Guarantor agrees (and if more than one, jointly and severally agrees) as follows:

Guaranty of Payments.

For value received and in consideration of the Facilities extended by the Bank, the Guarantor unconditionally guarantees to the Bank (a) performance and observance of every agreement and condition contained in any Facility Document to be performed or observed by the Borrower, and (b) payment of all sums now owing or which may in the future be owing by the Borrower under the Facilities, when the same are due and payable, whether on demand, at stated maturity, by acceleration or otherwise, and whether for principal, interest, fees, expenses, indemnification or otherwise (the "Liabilities"). The Liabilities include, without limitation, interest accruing after the commencement of a proceeding under bankruptcy, insolvency or similar laws of any jurisdiction at the rate or rates provided in the Facility Documents.

This Guaranty is a guaranty of payment and performance and not of collection only. The Bank shall not be required to exhaust any right or remedy or take any action against the Borrower or any other person or entity or any collateral. The Guarantor agrees that, as between the Guarantor and the Bank, the Liabilities may be declared to be due and payable for the purposes of this Guaranty notwithstanding any stay, injunction or other prohibition which may prevent, delay or vitiate any declaration as regards the Borrower and that in the event of a declaration or attempted declaration, the Liabilities shall immediately become due and payable by the Guarantor for the purposes of this Guaranty.

Guaranty Absolute.

The Guarantor guarantees that the Liabilities shall be performed and paid strictly in accordance with the terms of the Facilities. The liability of the Guarantor under this Guaranty is absolute and unconditional irrespective of: (a) any change in the amount, time, manner or place of payment of, or in any other term of, all or any of the Facility Documents or Liabilities, or any other amendment or waiver of or any consent to departure from any of the terms of any Facility Document or Liability; (b) any release or amendment or waiver of, or consent to departure from, any other guaranty or support document, or any exchange, release or non-perfection of any collateral, for all or any of the Facility Documents or Liabilities; (c) any present or future law, regulation or order of any jurisdiction (whether of right or in fact) or of any agency thereof purporting to reduce, amend, restructure or otherwise affect any term of any Facility Document or Liability; (d) without being limited by the foregoing, any lack of validity or enforceability of any Facility Document or Liability; and (e) any other defense, setoff or counterclaim whatsoever with respect to the Facility Documents or the transactions contemplated thereby which might constitute a legal or equitable defense available to, or discharge of, the Borrower or a guarantor.

Guaranty Irrevocable.

This Guaranty is a continuing guaranty of all Liabilities now or hereafter existing and shall remain in full force and effect until payment in full of all Liabilities and other amounts payable under this Guaranty and until the Facilities are no longer in effect or, if earlier, when the Guarantor has given the Bank written notice that this Guaranty has been revoked; provided that any notice under this Section shall not release the Guarantor from any Liability, absolute or contingent, existing prior to such notice. Such notice shall be effective only after the Bank's actual receipt of the notice at its address set forth below, and the Bank shall have had a reasonable time to act upon such notice at each of its offices or departments responsible for the Facilities.

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Reinstatement.

This Guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Liabilities is rescinded or must otherwise be returned by the Bank on the insolvency, bankruptcy or reorganization of the Borrower or otherwise, all as though the payment had not been made.

Subrogation.

The Guarantor shall not exercise any rights against the Borrower which it may acquire by way of subrogation, by any payment made under this Guaranty or otherwise, until all the Liabilities have been paid in full and the Facilities are no longer in effect. If any amount is paid to the Guarantor on account of subrogation rights under this Guaranty at any time when all the Liabilities have not been paid in full and/or the Facilities remain in effect, the amount shall be held in trust for the benefit of the Bank and shall be promptly paid to the Bank to be credited and applied to the Liabilities, whether matured or unmatured or absolute or contingent, in accordance with the terms of the Facilities.

Subordination.

Without limiting the Bank's rights under any other agreement, any liabilities owed by the Borrower to the Guarantor in connection with any extension of credit or financial accommodation by the Guarantor to or for the account of the Borrower, including but not limited to interest accruing at the agreed contract rate after the commencement of a bankruptcy or similar proceeding, are hereby subordinated to the Liabilities, and such liabilities of the Borrower to the Guarantor, if the Bank so requests, shall be collected, enforced and received by the Guarantor as trustee for the Bank and shall be paid over to the Bank on account of the Liabilities but without reducing or affecting in any manner the liability of the Guarantor under the other provisions of this Guaranty.

Representations and Warranties.

The Guarantor represents and warrants that:

(a) this Guaranty constitutes a valid, enforceable and binding agreement, except as may be limited by bankruptcy, insolvency, or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity;

(b) the execution, delivery and performance by the Guarantor of this Guaranty does not (i) conflict with any agreement by which it is bound or result in the creation of any lien, charge or encumbrance upon the property or assets of the Guarantor thereunder (other than pursuant to any Facility Document) to which the Guarantor is a party or is bound or by which its properties may be bound or affected; (ii) violate any provision of any law, rule, regulation (including, without limitation, Regulation U of the Federal Reserve Board), order, writ, judgment or injunction presently in effect having applicability to the Guarantor; or (iii) require the consent or approval of any individual, business, governmental authority or other entity;

(c) no litigation, claim, investigation, administrative proceeding or similar action is pending or, to the best of the Guarantor's knowledge, threatened (i) involving or affecting any material part of the Guarantor's assets, any of the Facility Document collateral, or the transactions contemplated in the Facility Documents or (ii) against the Guarantor that, if adversely determined, is likely to have a material adverse effect on the financial condition of the Guarantor. There are currently no material judgments entered against the Guarantor and the Guarantor is not in default with respect to any judgment, writ, injunction or order of any court or other judicial authority, which default is likely to have or has had a material adverse effect on the financial condition of the Guarantor;

(d) in executing and delivering this Guaranty, the Guarantor has (i) without reliance on the Bank or any information received from the Bank and based upon such documents and information it deems appropriate, made an independent investigation of the transactions contemplated hereby and the Borrower, the Borrower's business, assets, operations, and financial condition, and any circumstances which may bear upon such transactions, the Borrower or the obligations and risks undertaken herein with respect to the Liabilities; (ii) adequate means to obtain from the Borrower on a continuing basis information concerning the Borrower, and the Bank has no duty to provide to the Guarantor any such information; (iii) full and complete access to the Facility Documents and any other documents executed in connection with the Facility Documents; (iv) not relied and will not rely upon any representations or warranties of the Bank not embodied herein or any acts heretofore or hereafter taken by the Bank (including but not limited to any review by the Bank of the affairs of the Borrower); and (v) determined that this Guaranty will benefit the Guarantor directly or indirectly; and

(e) the Guarantor's legal residence is in the state listed in the first paragraph of this Guaranty.

Financial Information.

(a) If, in connection with the Bank granting or continuing the Facilities, any Guarantor provides or has provided to the Bank: (i) personal financial statements and supporting schedules; (ii) tax returns including but not limited to schedules, K-1s and/or proof of tax return extensions; (iii) brokerage or bank statements for significant assets held away from the Bank; (iv) schedules of contingent liabilities, including unfunded capital commitments to private equity funds; and/or (v) schedules of restricted stock/deferred compensation (each of (i)-(v) individually and collectively, "Financial Information"), then the Guarantor hereby acknowledges and agrees that the Bank has relied on, and is relying on, such Financial Information (including the designation made as to ownership of property) in deciding to grant or continue the Facilities, as the case may be.

(b) The Guarantor represents and warrants that at the time such Financial Information was provided to the Bank that it was true and complete, and that the Bank may consider such Financial Information as continuing to be true and complete in all material respects until a written notice of a change is given to the Bank by the Guarantor.

Covenants.

The Guarantor hereby acknowledges and agrees that that certain Secured Margin Line of Credit Note (as amended, restated, supplemented or otherwise modified from time to time, the "Note") and the Statement of Key Margin Line of Credit Terms issued by the Bank in connection with the Note are hereby incorporated into and made a part of this Guaranty and the undersigned agrees to be bound by the provisions thereof that are applicable to the Guarantor. For greater certainty, the Guarantor hereby acknowledges and agrees that any Event of Default (as defined in the Note) under the Note shall give rise to any and all rights and remedies of the Bank hereunder and the Guarantor hereby acknowledges and agrees that any and all covenants set forth in the Note that are applicable to the Guarantor shall be incorporated and made a part of this Guaranty and the Guarantor agrees to bound thereby and comply therewith.

Remedies Generally.

The rights and remedies in this Guaranty are cumulative and not exclusive of any rights and remedies which the Bank may have under law, in equity or under any other agreements or arrangements in connection with the Facilities. No delay on the part of the Bank in the exercise of any right or remedy waives that right or remedy. No single or partial exercise by the Bank of any right or remedy precludes any other future exercise of it or the exercise of any other right or remedy.

Non-Recourse to Kim Sports Holdings Co, LLC.

Notwithstanding anything to the contrary in this Guaranty or any Facility Document, the Bank's rights and remedies against any Guarantor will not extend to, and the Bank will not exercise any rights or remedies or seek to enforce any judgment against, any Guarantor's direct or indirect ownership interest in Kim Sports Holdings Co, LLC or any of the assets of Kim Sports Holdings Co, LLC.

Setoff.

The Guarantor agrees that, in addition to (and without limitation of) any right of setoff, banker's lien or counterclaim the Bank may otherwise have, the Bank shall be entitled, at its option, to offset balances (general or special, time or demand, provisional or final) held by it for the account of the Guarantor at any of the Bank's offices, in U.S. dollars or in any other currency, against any amount payable by the Guarantor under this Guaranty which is not paid when due (regardless of whether such balances are then due to the Guarantor), in which case it shall promptly notify the Guarantor thereof; provided that the Bank's failure to give such notice shall not affect the validity thereof. Notwithstanding the foregoing, Bank agrees that it will not exercise any of its rights under this Section against any shares of common stock in Amkor Technology, Inc., a Delaware corporation (NASDAQ: AMKR) owned by Guarantor and maintained in any of Guarantor's accounts with Bank (including its subsidiaries and affiliates). Nothing contained herein, however, shall prohibit the Bank from exercising its other rights and remedies in this Guaranty against Guarantor upon the occurrence and during the continuance of a default with respect to the Liabilities under the Facility Documents.

Formalities.

The Guarantor waives presentment, notice of dishonor, protest, notice of acceptance of this Guaranty or incurrence of any Liability and to the extent not prohibited by applicable law any other formality with respect to any of the Liabilities or this Guaranty.

UCN: 102995404000 FAC: 202930935
US008.1.1
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Amendments and Waivers.

No amendment or modification of any provision of this Guaranty shall be effective unless the same shall be executed by the Guarantor and the Bank. A waiver by the Bank of a provision of this Guaranty shall not prejudice or constitute a waiver of the Bank's right to otherwise demand strict compliance with that provision or any other provision of this Guaranty. Whenever the consent of the Bank is required under this Guaranty, the granting of such consent shall not constitute continuing consent to subsequent instances where such consent is required and in all cases such consent may be granted or withheld in the Bank's sole discretion. The Bank shall not be deemed to have waived any rights under this Guaranty unless such waiver is in writing and signed by the Bank.

Expenses.

The Guarantor will pay to the Bank all reasonable costs and expenses (including reasonable attorneys' fees and legal expenses) incurred by the Bank in connection with the preparation or modification of this Guaranty and performance thereof and the exercise of any of the Bank's rights, remedies or obligations under this Guaranty. The obligations of the Guarantor under this Section shall survive the termination of this Guaranty.

Assignment.

This Guaranty shall be binding on the Guarantor and its heirs, executors, administrators, legal representatives, successors and assigns and shall inure to the benefit of the Bank and its successors and assigns, except that the Guarantor may not delegate or assign any of its obligations hereunder without the prior written consent of the Bank.

Captions.

The headings and captions in this Guaranty are for convenience only and shall not affect the interpretation or construction of this Guaranty.

Governing Law, Etc.

THIS GUARANTY SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES, AND WITH THE LAWS OF THE UNITED STATES OF AMERICA AS APPLICABLE. THE GUARANTOR CONSENTS TO THE NONEXCLUSIVE JURISDICTION AND VENUE OF THE STATE OR FEDERAL COURTS LOCATED IN THE CITY OF NEW YORK. SERVICE OF PROCESS BY THE BANK IN CONNECTION WITH ANY SUCH DISPUTE SHALL BE BINDING ON THE GUARANTOR IF SENT TO THE GUARANTOR BY REGISTERED MAIL AT THE ADDRESS SPECIFIED BELOW OR AS OTHERWISE SPECIFIED BY THE GUARANTOR FROM TIME TO TIME. THE GUARANTOR WAIVES ANY RIGHT THE GUARANTOR MAY HAVE TO JURY TRIAL IN ANY ACTION RELATED TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FURTHER WAIVES ANY RIGHT TO INTERPOSE ANY COUNTERCLAIM RELATED TO THIS GUARANTY OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY SUCH ACTION. TO THE EXTENT THAT THE GUARANTOR HAS OR HEREAFTER MAY ACQUIRE ANY IMMUNITY FROM JURISDICTION OF ANY COURT OR FROM ANY LEGAL PROCESS (WHETHER FROM SERVICE OR NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF A JUDGMENT, EXECUTION OR OTHERWISE), THE GUARANTOR HEREBY IRREVOCABLY WAIVES SUCH IMMUNITY IN RESPECT OF ITS OBLIGATIONS UNDER THIS GUARANTY.

Notices.

Unless otherwise agreed in writing, notices shall be given to (i) the Bank at the email address or mailing address as set forth on the signature page of this Guaranty (or at such other number or address as shall be designated by the Bank to the Guarantor by telephone or in the manner provided for in this paragraph) and (ii) the Guarantor at the mailing address that the Bank has on file for the Guarantor as its legal address or any email address that the Guarantor has provided to the Bank as the Guarantor's email address (or at such other number or address as shall be designated by the Guarantor to the Bank by telephone or in the manner provided for in this paragraph) and either given electronically or in writing by hand, overnight courier, certified or registered mail, or regular mail. Notices sent by hand, overnight courier, certified or registered mail, or regular mail shall be deemed to have been given when delivered. Notices and other communications sent to an email address shall be deemed received when sent, provided, that, if such notice, email or other communication is not sent during normal business hours, such notice or communication shall be deemed to have been sent and received at the opening of business on the next Banking Day ("Banking Day" shall have the meaning ascribed to the term "Banking Day" or the term "Business Day", as applicable, in the Facility Documents). All notices by the Bank properly addressed to the Guarantor shall be deemed to have been personally delivered to the Guarantor whether actually received or not. If the Bank needs to contact the Guarantor by telephone, then the Bank will use the phone number the Bank has on file for the Guarantor as its primary phone number.

Integration; Effectiveness; Counterparts.

This Guaranty alone sets forth the entire understanding of the Guarantor and the Bank relating to the guarantee of the Liabilities and constitutes the entire contract between the parties relating to the subject matter hereof and supersedes any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. This Guaranty shall become effective when it shall have been executed and delivered by the Guarantor to the Bank. This Guaranty, any amendment to this Guaranty, and any agreement, notice or other communication required by this Guaranty to be "written" or "in writing" may be executed in any number of counterparts, including counterparts that are executed on paper and counterparts that are electronic records and are executed using electronic signatures generated through the electronic execution process provided by the Bank or such other electronic execution process acceptable to the Bank in its sole discretion. Each counterpart of such document, when so executed, shall be deemed an original, but all such counterparts shall constitute one and the same document. Delivery of a manually executed counterpart of a signature page of such document by emailed PDF or JPEG from the Guarantor's e-mail address on file with the Bank or any other electronic means acceptable to the Bank in its sole discretion that reproduces an image of such manually executed signature page, shall each be effective as delivery of a manually executed counterpart of such document; provided, that, the Bank, in its sole discretion, can require subsequent delivery of the manually executed counterpart of a signature page. Any counterpart may be converted from paper to electronic form, or from electronic form to paper, at the discretion of the Bank, and such converted counterpart shall be deemed an original.

Execution and Use of Electronic Records and Signatures.

If the Guarantor has received and reviewed this Guaranty electronically, then the Guarantor agrees that this Guaranty may be in the form of an electronic record and may be executed using electronic signatures generated through the electronic execution process provided by the Bank or such other electronic execution process acceptable to the Bank in its sole discretion. Any electronic signature on or associated with this Guaranty and accepted by the Bank shall be valid and binding on the signer to the same extent as a manual signature and upon application thereof, this Guaranty will constitute a legal, valid, and binding obligation enforceable in accordance with its terms to the same extent as if manually executed. Notwithstanding any other provision of this Guaranty, at the Bank's option and in the Bank's sole discretion, any agreement, amendment, notice or other communication required by this Guaranty to be "written" or "in writing" may be in the form of an electronic record and may be executed using electronic signatures generated through the electronic execution process provided by the Bank or such other electronic execution process acceptable to the Bank in its sole discretion.

IN WITNESS WHEREOF, the Guarantor has caused this Guaranty to be duly executed and delivered as of the date first above written.

[NO FURTHER TEXT; SIGNATURE PAGE FOLLOWS]

Address for notices to the Bank:
JPMorgan Chase Bank, N.A.
1650 Market Street, Floor 47
Philadelphia, PA 19103
Attn: Joe Bakalian
Telephone: (215) 640-3540
Email: Joe.Bakalian@jpmorgan.com

GUARANTOR:

SUSAN Y. KIM

_____
Signature

Susan Y. Kim
_____
Name (print)

SUSAN Y. KIM, AS TRUSTEE OF THE SUSAN Y. KIM TRUST OF DECEMBER 31, 1987, AS AMENDED AND RESTATED

_____
Signature

Susan Y. Kim   TRUSTEE
_____   _____
Name (print)   Title

UCN: 102995404000 FAC: 202930935
US008.1.1

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NOTICE TO CO-SIGNER

You are being asked to guarantee the Borrower's debts. Regulation AA (promulgated by the Federal Reserve Board) requires that we provide you with this notice to ensure that you understand the nature and extent of your liability. This notice is not the contract that makes you liable for the Borrower's debts.

If the Borrower fails to pay its/his/her debts, you will be responsible for making payment, up to an unlimited amount of principal. You may also be responsible for paying interest due and for any collection costs, permissible fees and other legal expenses that the Borrower may owe to us. We are entitled to collect all of these amounts from you before trying to collect them from the Borrower. We may also apply the same collection methods to you that we can apply to the Borrower, such as suing you and garnishing your wages. Additionally, any default by you may become a part of your credit record.

Please read the terms of the guaranty preceding this notice carefully to make sure that you want to accept this responsibility and that you are in a financial position to make any payments.

UCN: 102995404000 FAC: 202930935
US008.1.1

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